Exhibit 8.1

Subsidiaries of DoubleDown Interactive Co., Ltd.

The following table sets forth the name and jurisdiction of incorporation of each of our subsidiaries:

Legal Name of the Subsidiary	Jurisdiction of Incorporation
DoubleDown Interactive, LLC	Washington
SuprNation AB	Sweden
Double8 Games Co., Ltd.	Republic of Korea